UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Date of report: September 26, 2023

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

SEALSQ Receives Nasdaq Non-Compliance Notification Regarding Minimum Market Value of Publicly Held Shares Deficiency

TORTOLA, British Virgin Islands and GENEVA, Switzerland, September 26, 2023 (GLOBE NEWSWIRE) -- SEALSQ Corp. (Nasdaq: LAES) (“we” or the “Company”), a company that focuses on developing and selling Semiconductors, PKI and Post-Quantum technology hardware and software products, hereby announces that it has received a written notification (the "Notification Letter") from the Nasdaq Stock Market LLC (“Nasdaq”) dated September 21, 2023, indicating that the Company is not in compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) set forth in the Nasdaq Rules for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5450(b)(2)(C) requires companies to maintain a minimum MVPHS of USD 15 million, and Listing Rule 5810(c)(3)(D) provides that a failure to meet the MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the MVPHS of the Company for the 30 consecutive business days from August 9, 2023 to September 20, 2023, the Company no longer meets the MVPHS minimum requirement. This notification does not impact the listing and trading of the Company’s securities at this time. This current report is filed pursuant to Nasdaq Listing Rule 5810(b).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has a compliance period of 180 calendar days (or until March 19, 2024) to regain compliance. If at any time during this compliance period the Company’s MVPHS closes at USD 15 million or more for a minimum of ten consecutive business days, Nasdaq would notify the Company that it has achieved compliance with the MVPHS requirement, and the MVPHS matter would be closed.

In the event the Company does not regain compliance with Rule 5450(b)(2)(C) prior to the expiration of the compliance period, it would receive written notification that its securities are subject to delisting.

The Company's business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor its market value between now and March 19, 2024.

About SEALSQ:
SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

For more information please visit www.sealsq.com.

SEALSQ Corp. Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to implement its growth strategies, SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2023	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ Peter Ward
		Name:	Peter Ward
		Title:	Chief Financial Officer

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